UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1.    Absa Interim Results Released announcement dated 07 August 2008

2.    Director/PDMR Shareholding announcement dated 08 August 2008

3.    Interim results announcement dated 11 August 2008

4.    Publication of Prospectus dated 11 August 2008

5.    FRN Variable Rate Fix announcement dated 15 August 2008

6.    FRN Variable Rate Fix announcement dated 15 August 2008

7.    FRN Variable Rate Fix announcement dated 26 August 2008

8.    FRN Variable Rate Fix announcement dated 28 August 2008

9.    Director/PDMR Shareholding announcement dated 28 August 2008

10.  Total Voting Rights announcement dated 29 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 05, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 05, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

BARCLAYS PLC

7th August 2008

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 58.8%, and Absa Bank Limited have today issued unaudited financial results for the six months ended 30th June 2008. For further details please refer to Absa's website, www.absa.co.za.

-ENDS-

For further information, please contact:

Barclays PLC

Investor Relations                                                  Media Relations
Mark Merson/John McIvor                                      Alistair Smith/Robin Tozer
+44 (0)20 7116 5752/2929                                     +44 (0)20 7116 6132/6586

Shareholders should note that the content and presentation of the results of Absa Group Limited reported today differ from those results as consolidated into the results of Barclays PLC because of the following:

  changes in the Rand/Sterling exchange rate;

  adjustments for the amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests;

  Absa Capital's results are reported by Barclays within Barclays Capital, Absa Card's results are reported within Barclaycard and the remainder of the results of Absa Group Limited are reported by Barclays within Global Retail and Commercial Banking - Absa.

Exhibit 2

8 August 2008

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

On 7 August 2008 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 380.75p per share.  As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	1,644	64,248	-
Sir Richard Broadbent	1,962	24,220	-
Leigh Clifford	1 , 727	26,236	-
Fulvio Conti	1 , 557	15,482	-
Professor Dame Sandra Dawson	2,208	18,763	-
Sir Andrew Likierman	1 , 775	13,297	-
Sir Michael Rake	1,539	6,399	-
Sir Nigel Rudd	2,548	107,569	-
Stephen Russell	2,393	30,224	-
Sir John Sunderland	1,527	71,463	-
Patience Wheatcroft	1,477	4,144	-

Exhibit 3

Barclays Bank Plc

11 August
 2008

Re:

Interim Results Announcement
      Interim Results
      Form 6-K

     Received the 7
th
 August 08
Contact:
Florin Coseraru Associate Director BARCLAYS CAPITAL , Global Legal 5 The North Colonnade, Canary Wharf, London, E14 4BB T: +44(0)20 3134 1194 F: +44(0)20 7773 4886

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

Exhibit 4

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 8 August 2008 for the Barclays PLC and Barclays Bank PLC £3 0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0534B_1-2008-8-11.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the
United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

Barclays Bank PLC

Re:  BARCLAYS BANK PLC.
      GBP 1,000,000,000.00
      MATURING: 16-Jun-2011
      ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Aug-2008 TO 16-Sep-2008 HAS BEEN FIXED AT 5.82 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2008 WILL AMOUNT TO:
GBP 247.10 PER GBP 50,000.00 DENOMINATION

Exhibit 6

Barclays Bank PLC

Re:  BARCLAYS BANK PLC.
      GBP 1,000,000,000.00
      MATURING: 16-Dec-2011
      ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Aug-2008 TO 16-Sep-2008 HAS BEEN FIXED AT 5.87 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2008 WILL AMOUNT TO:
GBP 249.22 PER GBP 50,000.00 DENOMINATION

Exhibit 7

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 21-Aug-2008

Issue                             ¦ Barclays Bank Plc - Series 151
                                      USD 1,500,000,000.00 Callable Floating Rate Subordinated Notes FRN due
                                      2015
ISIN Number               ¦ XS0213053910
Common Code / 144A ¦
ISIN
Issue Nomin USD         ¦ 1,500,000,000.00
Period                           ¦ 26-Aug-2008 to 25-Nov-2008            Payment Date 25-Nov-2008
Number of Days            ¦ 91
Rate                              ¦ 3.0163
Denomination USD        ¦ 1,000.00              ¦ 10,000.00            ¦ 100,000.00

Amount Payable per      ¦ 7.61                     ¦ Pok76.10             ¦ 761.02
Denomination

Bank of New York
Rate Fix Desk                                   Telephone       ¦ 44 1202 689580
Corporate Trust Services                   Facsimile        ¦ 44 1202 689601

Exhibit 8

Barclays Bank PLC

                                                  RATE FIX NOTICE
Issue Name:                               Barclays Bank PLC
                                                 Series 112
                                                 EUR 50,000,000 Subordinated Floating Rate
                                                 Notes due March, 2022
ISIN Code:                               XS0144176996
Interest Rate:                             5.565000%
Base Rate:                                 5.165000%
Interest Period:                          01-Sep-08 to 02-Mar-09
Day Count Method:                  Actual/360
Number of Days in Period:        182
Payment Date:                          02-Mar-09

Denomination:                          Coupon:
-------------------------------  ------------------------------------
                     100,000.00         EUR                            2,813.42

Exhibit 9

28 August 2008

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

On 27 August 2008, Barclays PLC ("the Company") was notified that, following the firm placing, placing and open offer of shares ("the Open Offer") completed by the Company on 22 July 2008 and pursuant to the rules of the Company's share schemes, adjustments have been made to awards and options granted under those schemes to participants in the schemes to take account of the variation of the Company's share capital resulting from the Open Offer on the basis described below. In accordance with the rules of the Company's share schemes, the Company's auditors have confirmed that the adjustments are fair and reasonable and HM Revenue & Customs and the Irish Revenue Commissioners have approved the adjustments to options outstanding under those of the Company's share schemes that have been approved by them.

The adjustments operate so as to increase the number of shares subject to options and awards by a factor of 1.0268 and, in the case of options (other than those exercisable for nil or nominal consideration), to reduce the exercise price per share by a factor of 0.9739. The adjustments to the awards and options held by the Directors of the Company under each scheme are set out below.

1.     The Company was notified that options granted under the Barclays Sharesave Scheme ("Sharesave"), a HM Revenue & Customs approved all-employee share plan, over ordinary shares in the capital of the Company had been adjusted for the following Directors:

Director/PDMR	Number of shares under Option before adjustment	Total Number of shares under Option following adjustment	Exercise price following adjustment (whole pence)	Maturity Date

Mr G A Hoffman	2,320	2,382	400	01/11/2008
Mr G A Hoffman	724	743	363	01/11/2010
Mr G A Hoffman	1,138	1,168	397	01/11/2011
Mr G A Hoffman	225	231	432	01/11/2012
Mr G A Hoffman	1,743	1,789	497	01/11/2013
Mr C G Lucas	3,638	3,735	470	01/11/2014
Mr F F Seegers	3,390	3,480	470	01/11/2012
Mr J S Varley	3,638	3,735	470	01/11/2014

2.   The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 27 August 2008 that it had made adjustments to provisional allocations and options granted by the trustee over the Company's ordinary shares to the following Directors in the Executive Share Award Scheme ("ESAS"):

Director/PDMR	Number of shares under Award/Option before adjustment	Number of shares under Award/Option following adjustment

Mr R E Diamond Jr (a)	6,864,154	7,048,112
Mr G A Hoffman	316,384	324,863
Mr C G Lucas	77,402	79,477
Mr F F Seegers (b)	356,383	285,712
Mr J S Varley	476,234	488,999

3.   The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 27 August 2008 that it had made adjustments to provisional allocations made by the trustee over the Company's ordinary shares to the following Directors in the PSP:

Director/PDMR	PSP Award	Shares under initial allocation before adjustment (c)	Shares under initial allocation following adjustment	Maximum number of shares under award before adjustment	Maximum number of shares under award following adjustment

Mr R E Diamond Jr	2006 Award	768,736	789,338	2,306,208	2,368,014
Mr R E Diamond Jr	2007 Award	934,516	959,562	2,803,548	2,878,686
Mr R E Diamond Jr	2008 Award	659,340	677,010	1,978,020	2,031,030
Mr G A Hoffman	2006 Award	96,092	98,668	288,276	296,004
Mr G A Hoffman	2007 Award	85,266	87,552	255,798	262,656
Mr G A Hoffman	2008 Award	137,362	141,044	412,086	423,132
Mr C G Lucas	2007 Award	82,910	85,132	248,730	255,396
Mr C G Lucas	2008 Award	175,824	180,536	527,472	541,608
Mr F F Seegers	2006 Award	157,728	161,956	473,184	485,868
Mr F F Seegers	2007 Award	136,426	140,082	409,278	420,246
Mr F F Seegers	2008 Award	351,648	361,072	1,054,944	1,083,216
Mr J S Varley	2006 Award	153,748	157,868	461,244	473,604
Mr J S Varley	2007 Award	163,710	168,098	491,130	504,294
Mr J S Varley	2008 Award	263,736	270,804	791,208	812,412

4.    The Company was notified that options granted under the Barclays Incentive Share Option Plan ("ISOP") over ordinary shares in the capital of the Company had been adjusted for the following Directors:

Director/PDMR	Grant year	Number of shares under Option before adjustment	Number of shares under Option following adjustment	Exercise price following adjustment (whole pence)

Mr R E Diamond Jr	2001	100,000	102,680	520
Mr R E Diamond Jr	2002	120,000	123,216	506
Mr R E Diamond Jr	2003	160,000	164,288	317
Mr R E Diamond Jr	2004	180,000	184,824	467
Mr G A Hoffman	2001	80,000	82,144	520
Mr G A Hoffman	2002	120,000	123,216	506
Mr G A Hoffman	2003	160,000	164,288	317
Mr G A Hoffman	2004	180,000	184,824	467
Mr J S Varley	2000	240,000	246,431	379
Mr J S Varley	2001	100,000	102,680	520
Mr J S Varley	2002	120,000	123,216	506
Mr J S Varley	2003	160,000	164,288	317
Mr J S Varley	2004	300,000	308,040	467

Note:

  The number of shares held by Mr R E Diamond Jr includes his award under the Retained Incentive Opportunity.

  The number of shares held by Mr F F Seegers following the adjustment has been reduced to reflect that 80,221 shares were released to him on 30 June 2008.

  Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

  Price adjustments have not been made for ESAS or PSP awards where the exercise price is nil or nominal consideration.

Media Relations
Alistair Smith
+44 (0) 20 7116 6132

Exhibit 10

29 August 2008

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of  8,144,364,380 ordinary shares with voting rights as at 28 August 2008. There are no ordinary shares held in Treasury.

The above figure (8,144,364,380) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.